                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _____)*


                                    SIMULA, INC.
------------------------------------------------------------------------------
                                  (Name of Issuer)

                       Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     829206101
              -------------------------------------------------------
                                   (CUSIP Number)

   Arthur E. Levine                          with a copy to:
   President                                 Mitchell S. Cohen, Esq.
   Levine Leichtman Capital Partners, Inc.   Riordan & McKinzie
   335 North Maple Drive, Suite 240          300 South Grand Avenue, Suite 2900
   Beverly Hills, California  90025          Los Angeles, California  90071
   (310) 275-5335                            (213) 629-4824
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                 December 31, 1999
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   2   of     14   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Levine Leichtman Capital Partners II, L.P.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) / /

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       850,000 (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         850,000 (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,000 (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.1% (See Item 5)
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   3   of     14   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    LLCP California Equity Partners II, L.P.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) / /

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       850,000 (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         850,000 (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,000 (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.1% (See Item 5)
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   4   of     14   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Levine Leichtman Capital Partners, Inc.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) / /

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       850,000 (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         850,000 (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,000 (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.1% (See Item 5)
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   5   of     14   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Arthur E. Levine
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) / /

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       850,000 (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         850,000 (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,000 (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.1% (See Item 5)
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   6   of     14   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Lauren B. Leichtman
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) / /

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       850,000 (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         850,000 (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,000 (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.1% (See Item 5)
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

       (a)    NAME OF ISSUER:

              Simula, Inc., an Arizona corporation (the "Issuer").

       (b)    ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

              2700 N. Central Avenue, Suite 1000, Phoenix, AZ 85004.

       (c)    TITLE OF CLASS OF EQUITY SECURITIES:

              Common Stock, $.01 par value per share ("Common Stock").

ITEM 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is being filed pursuant to a Joint Reporting Agreement dated January 7, 2000, a copy of which is attached as EXHIBIT 1 hereto, among and on behalf of Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons").

       (a)    PARTNERSHIP.

              The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

       (b)    GENERAL PARTNER.

              The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

       (c)    CAPITAL CORP.

              Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

       (d)    MR. LEVINE.

              Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp. Mr. Levine is also an executive officer of Capital Corp.

       (e)    MS. LEICHTMAN.

              Ms. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp. Ms. Leichtman is also an executive officer of Capital Corp.

              During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              The Reporting Persons may also be members of a "group" within the meaning of Rule 13d-5(b)(1) for the limited purposes described in Items 4 and 6 below. The other members of the group may include Stanley P. Desjardins ("Desjardins"), Donald W. Townsend ("Townsend"), James A. Saunders ("Saunders") and Bradley P. Forst ("Forst" and, together with Desjardins, Townsend and Saunders, the "Principal Shareholders").

       To the extent that such a group exists, this Schedule 13D is also being individually filed by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) to satisfy such group's filing obligations.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Pursuant to a Securities Purchase Agreement dated as of December 31, 1999 (the "Securities Purchase Agreement"), among the Issuer, certain subsidiaries of the Issuer and the Partnership, a copy of which is attached as EXHIBIT 2 hereto, the Issuer and certain of its subsidiaries jointly and severally issued and sold to the Partnership a Secured Senior Note Due 2000 dated December 31, 1999, in the principal amount of $5,000,000 (the "Term A Note"), and a Secured Senior Note Due 2003 dated December 31, 1999, in the principal amount of $15,000,000 (the "Term B Note"). In addition, as part of the same transaction, the Issuer issued and sold to the Partnership a warrant to purchase 850,000 shares of Common Stock (the "Warrant" and, together with the Term A Note and the Term B Note, the "Securities"). The Securities were acquired by the Partnership for an aggregate purchase price of $20,000,000. Copies of the Term A Note, the Term B Note and the Warrant are attached as
       EXHIBIT 3, EXHIBIT 4 and EXHIBIT 5 hereto, respectively.

              The source of funds for the purchase of the Securities was capital contributions made by the partners of the Partnership in the aggregate amount of $20,000,000, in response to a Call to Purchase Portfolio Securities dated December 1, 1999.

ITEM 4.       PURPOSE OF TRANSACTION.

              The Partnership acquired the Securities pursuant to the Securities Purchase Agreement for investment purposes only.

              In connection with the acquisition by the Partnership of the Securities, and pursuant to the terms of an Investor Rights Agreement dated as of December 31, 1999 (the "Investor Rights Agreement"), among the Issuer, the Principal Shareholders and the Partnership, a copy of which is attached as EXHIBIT 6 hereto, the Issuer has granted certain management, investment monitoring and other rights to the Partnership. Among other rights, the Partnership may require the Issuer, upon the occurrence of an "Event of Default" as defined in the Securities Purchase Agreement, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer until the later to occur of (a) the 180th day after the effective date of such election or appointment and
       (b) the date that the next annual meeting of the shareholders of the Issuer at which directors are to be elected occurs. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If, upon the occurrence of such an Event of Default, the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, the Principal

       Shareholders have agreed to vote (or cause to be voted) the shares of Common Stock owned by them in favor of such election or appointment for the requisite period. The Principal Shareholders have also granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by them, respectively, as more fully described in the Investor Rights Agreement.

              While the Partnership did not acquire the Securities with the purpose of changing or influencing control of the Issuer, such acquisition, after giving effect to the management, investment monitoring and other rights granted to the Partnership under the Investor Rights Agreement, may have the effect of changing or influencing control of the Issuer within the meaning of Rule 13d-3(d)(1)(i).

              Other than as described above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a)    AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF
              CLASS:

              Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 850,000 shares of Common Stock issuable upon the exercise of the Warrant. In addition, each Reporting Person may be deemed to be the beneficial owner, for the limited purposes described in Items 4 above and 6 below, of an additional 3,356,955 shares of Common Stock owned by the Principal Shareholders as of December 31, 1999, including (i) 3,273,414 shares owned by Desjardins, (ii) 45,649 shares owned by Townsend, (iii) 4,880 shares owned by Saunders and (iv) 33,012 shares owned by Forst.
       The numbers of outstanding shares of Common Stock owned by the Principal Shareholders were represented by the Issuer to the Partnership under the Securities Purchase Agreement. (The Reporting Persons have no pecuniary interest in the shares of Common Stock owned by the Principal Shareholders.)

              The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 7.1% of the outstanding shares of such class as of December 31, 1999. To the extent that a group exists as discussed in Item 2 above, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, including the shares of Common Stock owned by the Principal Shareholders, would constitute approximately 35.0% of the outstanding shares of such class as of December 31, 1999. Such percentages are based upon a total of 11,173,903 shares of Common Stock issued and outstanding as of December 31, 1999, as represented by the Issuer to the Partnership under the Securities Purchase Agreement, and was calculated in accordance with Rule 13d-3(d)(1)(i).

              The Warrant may be exercised at any time prior to December 31, 2006, with respect to all or any portion of the total number of shares of Common Stock purchasable thereunder. The exercise price of the shares of Common Stock purchasable under the Warrant is $5.00 per share.

       (b)    VOTING AND DISPOSITIVE POWER:

              The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items above 4 and 6 below, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 3,356,955 shares of Common Stock.

              By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items 4 above and 6 below, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 3,356,955 shares of Common Stock.

              By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items 4 above and 6 below, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 3,356,955 shares of Common Stock.

              By virtue of being the sole directors, executive officers and shareholders of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in
       Item 2 above, in the limited circumstances described in Items 4 above and 6 below, each of Mr. Levine and Mr. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 3,356,955 shares of Common Stock.

              Each of the Reporting Persons disclaims beneficial ownership over the 3,356,955 shares of Common Stock owned by the Principal Shareholders. See Items 4 above and 6 below.

       (c)    OTHER TRANSACTIONS.

              Not Applicable.

       (d)    INTERESTS OF OTHER PERSONS:

              Not Applicable.

       (e) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

              Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The Partnership funded its purchase of the Securities with capital contributions made by the partners of the Partnership in the aggregate amount of $20,000,000, in response to a Call to Purchase Portfolio Securities dated December 1, 1999.

              On December 31, 1999, the Issuer issued and sold the Securities to the Partnership. A copy of each of the Term A Note, the Term B Note and the Warrant is attached as EXHIBIT 3, EXHIBIT 4 and EXHIBIT 5 hereto, respectively, which describes more fully the payment and other terms thereof.

              Pursuant to the Investor Rights Agreement, a copy of which is attached as EXHIBIT 6 hereto, the Issuer has granted certain management, investment monitoring and other rights to the Partnership. Among other rights, the Partnership may require the Issuer, upon the occurrence of an "Event of Default" as defined in the Securities Purchase Agreement, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer until the later to occur of (a) the 180th day after the effective date of such election or appointment and (b) the date that the next annual meeting of the shareholders of the Issuer at which directors are to be elected occurs. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If, upon the occurrence of such an Event of Default, the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, the Principal Shareholders have agreed to vote (or cause to be voted) the shares of Common Stock owned by them in favor of such election or appointment for the requisite period. The Principal Shareholders have also granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by them, respectively, as more fully described in the Investor Rights Agreement.

              Pursuant to a Registration Rights Agreement dated as of December 31, 1999 (the "Registration Rights Agreement"), between the Issuer and the Partnership, the Partnership has been granted certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant (including, but not limited to, the right to require the Issuer to register resales of such shares on a registration statement on Form S-3). Such registration rights are described more fully in the Registration Rights Agreement, a copy of which is attached as EXHIBIT 7 hereto.

       The Issuer, the Principal Shareholders and the Partnership have entered into, or are expected to enter into, a First Amendment to Investor Rights Agreement, in substantially the form of EXHIBIT 8 hereto, pursuant to which the parties are clarifying that the Principal Shareholders have entered into the voting agreements set forth in Section 1.1 thereof in their individual capacities, and not as representatives of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1. Joint Reporting Agreement dated January 7, 2000, among the Partnership, the General Partner, Capital Corp., Mr. Levine and Ms. Leichtman.

       Exhibit 2. Securities Purchase Agreement dated as of December 31, 1999, among the Issuer, certain subsidiaries of the Issuer and the Partnership.

       Exhibit 3. Secured Senior Note Due 2000, dated December 31, 1999, issued by the Issuer and certain of its subsidiaries jointly and severally in the principal amount of $5,000,000.

       Exhibit 4. Secured Senior Note Due 2003, dated December 31, 1999, issued by the Issuer and certain of its subsidiaries jointly and severally in the principal amount of $15,0000,000.

       Exhibit 5. Warrant to Purchase 850,000 shares of Common Stock of the Issuer, dated December 31, 1999.

       Exhibit 6. Investor Rights Agreement dated as of December 31, 1999, among the Issuer, Stanley P. Desjardins, Donald W. Townsend, James A. Saunders, Bradley P. Forst and the Partnership.

       Exhibit 7. Registration Rights Agreement dated as of December 31, 1999, between the Issuer and the Partnership.

       Exhibit 8. Form of First Amendment to Investor Rights Agreement among the Issuer, Stanley P. Desjardins, Donald W. Townsend, James A. Saunders, Bradley P. Forst and the Partnership.

                                     SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2000        LEVINE LEICHTMAN CAPITAL PARTNERS II,
                              L.P., a California limited partnership

                              By: LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

                                   By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                        By: /s/ Arthur E. Levine
                                           -------------------------------------
                                             Arthur E. Levine
                                             President

                              LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                              By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                   By: /s/ Arthur E. Levine
                                      -------------------------------------
                                        Arthur E. Levine
                                        President

                              LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                              By: /s/ Arthur E. Levine
                                 -------------------------------------
                                   Arthur E. Levine
                                   President


                              /s/ Arthur E. Levine
                             -------------------------------------
                              ARTHUR E. LEVINE


                              /s/ Lauren B. Leichtman
                             -------------------------------------
                              LAUREN B. LEICHTMAN